
December 30, 2021

Lee Chong Kuang
Chief Executive Officer
Greenpro Capital Corp.
B-7-5, Northpoint Office
Mid Valley City, No.1 Medan Syed Putra Utara
59200 Kuala Lumpur, Malaysia

> **Re: Greenpro Capital Corp.**
> **Amendment No. 5 to Registration Statement on Form S-3**
> **Filed December 23, 2021**
> **File No. 333-258441**

Dear Mr. Kuang:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-3

Cover Page

1. On the cover page and in the prospectus summary, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

 You may contact Alexandra Barone, Staff Attorney, at 202-551-8816 or Jan Woo, Legal Branch Chief, at 202-551-3453 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Benjamin A. Tan